FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of August, 2002

INTERNATIONAL TOWER HILL MINES LTD.
(Translation of registrant's name into English)

#507 – 837 West Hastings Street
Vancouver, British Columbia, Canada   V6C 3N6
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

By: ____Anton (Tony) J. Drescher_____
Its: ____President_____

Date: ___August 20, 2002_____

* Print the name and title of the signing officer under this signature.



QUARTERLY AND YEAR END REPORT
BC FORM 51 -901 F
(previously Form 61)

British Columbia Securities Commission

BCSC

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance. Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
    (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
    (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
    (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
    (d) The discussion must be factual, balanced and non-promotional.
    (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.

2. *Description of Business*
    Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
    Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
    The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
    (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
    (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
    (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
    (d) material write-off or write-down of assets;
    (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
    (f) material contracts or commitments;
    (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
    (h) material terms of any existing third party investor relations arrangements or contracts including:

    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
    (i) legal proceedings;
    (j) contingent liabilities;
    (k) default under debt or other contractual obligations;
    (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
    (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
    (n) management changes; or
    (o) special resolutions passed by shareholders.

4. *Subsequent Events*
    Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
    (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
    (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
    Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.
    How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)
    BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f lled under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).
    Meeting the Form Requirements
    BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.		May 31, 2002	02/08/20

ISSUER'S ADDRESS

837 West Hastings Street, Suite 507

CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
mail@harbourpacific.com	www.towerhillmines.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▶ *"Anton (Tony) J. Drescher"*	Anton (Tony) J. Drescher	0 2 0 8 2 0
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▶ *"Narman J. Bonin"*	Norman J. Bonin	0 2 0 8 2 0

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

May 31, 2002

Auditors' Report

To the Shareholders of
International Tower Hill Mines Ltd.

We have audited the consolidated balance sheets of International Tower Hill Mines Ltd. as at May 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	*"MacKay LLP"*
July 16, 2002	**Chartered Accountants**

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended May 31, 2002 and shareholders' equity as at May 31, 2002, 2001 and 2000 to the extent summarized in note 9 to the consolidated financial statements.

Vancouver, Canada	*"MacKay LLP"*
July 16, 2002	**Chartered Accountants**

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit
(Expressed in Canadian dollars)

For the year ended May 31,		2002		2001		2000
Income						
Interest	$	11,572	$	24,961	$	7,516
Expenses						
Bank charges		575		427		287
Foreign exchange loss (gain)		-		-		34
Management fees		30,000		30,000		30,000
Office and miscellaneous		3,751		1,623		1,275
Professional fees		46,184		51,620		7,329
Rent		7,200		7,200		7,200
Stock exchange and filing fees		21,338		4,757		5,933
Transfer agent fees		3,634		4,355		4,157
Travel and promotion		2,441		2,420		2,415
Write off of deferred exploration expenditures		49,990		-		130,034
		165,113		102,402		188,664
Loss from operations		(153,541)		(77,441)		(181,148)
Other items						
Gain on sale of marketable securities		-		6,158		238,715
Write-down of marketable securities		-		(14,070)		-
		-		(7,912)		238,715
Income (loss) for the year		(153,541)		(85,353)		57,567
Deficit, beginning of year		(1,963,970)		(1,878,617)		(1,936,184)
Deficit, end of year	$	(2,117,511)	$	(1,963,970)	$	(1,878,617)
Income (loss) per share (note 6)	$	(0.01)	$	(0.01)	$	0.01
Weighted average number of shares outstanding		9,012,183		8,882,411		8,119,947

International Tower Hill Mines Ltd.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31,		2002		2001		2000
Assets						
Current						
Cash and cash equivalents	$	296,849	$	366,527	$	307,659
Guaranteed investment certificate		-		104,072		100,000
Marketable securities (note 3)		37,520		37,520		142,450
BC mining exploration tax credit receivable		14,670		-		-
Accounts receivable		1,304		6,937		25,430
Prepaid expenses		1,261		2,266		2,209
		351,604		517,322		577,748
Term deposit (note 4a)		**2,500**		2,500		2,500
Mineral properties (note 4)		**1,059,982**		1,043,727		917,809
	$	**1,414,086**	$	1,563,549	$	1,498,057
Liabilities						
Current						
Accounts payable and accrued liabilities	$	14,443	$	11,855	$	6,010
Due to directors		1,500		-		-
		15,933		11,855		6,010
Share Capital and Deficit						
Share capital (note 5)		3,515,664		3,515,664		3,370,664
Deficit		(2,117,511)		(1,963,970)		(1,878,617)
		1,398,153		1,551,694		1,492,047
	$	**1,414,086**	$	1,563,549	$	1,498,057

Commitments (note 4)

Approved by the Directors:

"Anton J. Drescher"   Director

"Norm J. Bonin"   Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the year ended May 31,	2002	2001	2000
Cash provided by (used for)			
Operating activities			
Income (loss) for the year	$ (153,541)	$ (85,353)	$ 57,567
Add (deduct) items not affecting cash			
Gain on sale of marketable securities	-	(6,158)	(238,715)
Write-down of marketable securities	-	14,070	-
Write off of deferred exploration expenses	49,990	-	130,034
	(103,551)	(77,441)	(51,114)
Changes in non-cash items:			
BC mining exploration tax credit receivable	(14,670)	-	-
Accounts receivable	5,633	18,493	(23,034)
Accounts payable and accrued liabilities	2,578	5,845	2,609
Prepaid expenses	1,005	(57)	2,661
Due to directors	1,500	-	(5,000)
	(107,505)	(53,160)	(73,878)
Financing activity			
Shares issued for cash	-	145,000	300,000
Investing activities			
Purchase of marketable securities	-	-	(120,000)
Proceeds of disposition of marketable securities	-	97,018	316,265
Purchase of guaranteed investment certificate	-	(104,072)	(175,000)
Proceeds on sale of guaranteed investment cert.	104,072	100,000	75,000
Mineral property acquisition costs	(38,300)	(23,350)	(23,600)
Mineral property exploration costs	(27,945)	(102,568)	(18,052)
	37,827	(32,972)	54,613
Increase (decrease) in cash and cash equivalents	**(69,678)**	58,868	280,735
Cash and cash equivalents, beginning of year	**366,527**	307,659	26,924
Cash and cash equivalents, end of year	$ **296,849**	$ 366,527	$ 307,659

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

May 31, 2002

1. **Nature of Operations**

   The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2002, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

   The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

   Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. **Significant Accounting Policies**

   The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

   a) **Basis of consolidation**

      These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd ("813034"), an Alberta corporation.

   b) **Marketable securities**

      Marketable securities are valued at the lower of cost or market.

   c) **Mineral properties**

      Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

   d) **Income (loss) per share**

      Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 9,012,183 (2001 – 8,882,411; 2000 – 8,119,947).
      The company has retroactively applied the Canadian Institute of Chartered Accountants' new accounting standard for earnings per share calculation and disclosure. Under the new standard, the treasury stock method of calculating fully diluted per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an immaterial effect in the presented years.

7

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

May 31, 2002

2. **Significant Accounting Policies** (cont'd)

e) **Cash equivalents**

The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

f) **Foreign currency translation**

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

g) **Financial instruments**

The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

h) **Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

i) **Income tax**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

j) **Joint venture accounting**

Where the company's exploration and development activities are conducted with others, the accounts reflect only the company's proportionate interest in such activities.

3. **Marketable Securities**

	2002	2001	2000
Marum Resources Inc. (market value $46,900)	$ 37,520	$ 37,520	$ 142,450

At May 31, 2002 the Company held 469,000 shares of Marum Resources Inc. (2001 – 469,000 shares; market value $57,520), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

May 31, 2002

4. Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	Fort Vermillion	2002 Total	2001 Total	2000 Total
Acquisition costs							
Beginning balance	$ 180,000	$ -	$ 21,950	$ -	$ 201,950	$ 178,600	$ 155,000
Lease costs	12,500	-	5,800	20,000	38,300	23,350	23,600
Ending balance	192,500	-	27,750	20,000	240,250	201,950	178,600
Deferred exploration							
Beginning balance	713,182	50,000	78,595	-	841,777	739,209	721,157
Drilling	26,977	-	-	-	26,977	40,000	-
Mapping & sampling	-	-	-	-		11,445	-
Miscellaneous	3,378	-	-	-	3,378	-	51
Surveying	12,908	-	2,190	-	15,098	51,123	18,001
Tax credits	(17,508)			-	(17,508)		
Write-down	-	(49,990)	-	-	(49,990)		
Ending balance	738,937	10	80,785	-	819,732	841,777	739,209
Total deferred costs	$ 931,437	$ 10	$ 108,535	$ 20,000	$ 1,059,982	$ 1,043,727	$ 917,809

a) Siwash Silver Leases

i) On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid as follows:

$ 6,000	upon closing (paid);
$ 4,000	on or before April 3, 1988 (paid);
$ 10,000	on or before October 3, 1988 (paid);
$ 10,000	on or before October 3, 1989 (paid); and
$ 10,000	each subsequent year thereafter until October 3, 2002

On March 18,1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor. The amended payments are as follows:

$10,000 on or before October 3, 1990 (paid)
$12,500 each subsequent year thereafter until October 3, 2002.
(October 3, 2001 and prior payments were made)

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

May 31, 2002

4.   Mineral Properties (cont'd)

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

ii)   On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

During May 2001 and continuing through December 2001, the Company commenced a drilling program on the leases. Total exploration expenses of $85,237 were incurred during this period, BC mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 have been recorded as receivable.

b) **Chinchaga Project**

On January 29, 1999, the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc. The company will receive 50% interest in Marum's working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows
          $ 150,000   before June 30, 1999 for first 25% interest
          $ 150,000 (amended)   before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000 the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above. At May 31, 2002 no further activity had transpired and no adjustments to the joint venture contribution have been recorded. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned on the property.

c) **Torngat Property**

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

May 31, 2002

4.   **Mineral Properties** (cont'd)

    d)   **Fort Vermillion Property**

        During fiscal 2002, the company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.

5.   **Share Capital**

    Authorized:
        20,000,000 common shares without par value

	2002		2001		2000	
Issued	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	9,012,183	3,515,664	8,528,850	$ 3,370,664	7,528,850	$ 3,070,664
Issued for debt settlement	-	-	-	-	-	-
Issued for cash:						
Private placement	-	-	-	-	750,000	225,000
Exercise of warrants	-	-	483,333	145,000	250,000	75,000
Balance, end of year	9,012,183	3,515,664	9,012,183	$ 3,515,664	8,528,850	$ 3,370,664

    a)   During 2000 the company issued 733,333 units and 16,667 common shares through a private placement. Each unit consisted of one common share and one non-transferrable warrant to purchase an additional common share exercisable until September 16, 2000 at $0.30 or until September 30, 2001 at $0.35. At May 31, 2001 all warrants had been exercised.

6.   **Earnings Per Share**

    Fully diluted earnings per share has not been disclosed in 2000 or 2002 as the results are not materially dilutive. The effect of potentially dilutive securities are not included in the calculation of fully diluted earnings per share for fiscal 2001 as the result would be anti-dilutive.

7.   **Related Party Transactions**

    During the year the company paid $30,000 (2001 - $30,000) in management fees $ 4,902 (2001 - $3,250) in professional fees to a company controlled by an individual who is a director of the company.

8.   **Income Taxes**

    The Company has resource deduction tax pools of approximately $2,450,986 available to offset future taxable income.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

May 31, 2002

9. **Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")**

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a) **Mineral property exploration and development**

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

	For the years ended		
	May 31, 2002	May 31, 2001	May 31, 2000
Consolidated statement of operations and deficit			
Income (loss) for the year under			
Canadian GAAP	$ (153,541)	$ (85,353)	$ 57,567
Write off of exploration expenses	49,990	-	130,034
Mineral property exploration and development expenditures	(34,530)	(102,568)	(18,052)
United States GAAP	$ (138,081)	$ (187,921)	$ 169,549
Gain (loss) per share – US GAAP	$ (0.015)	$ (0.02)	$ 0.02
Consolidated balance sheet			
Assets			
Mineral Properties			
Canadian GAAP	$ 1,060,550	$ 1,043,727	$ 917,809
Resource property expenditures (cumulative)	(820,300)	(841,777)	(739,209)
United States GAAP	$ 240,250	$ 201,950	$ 178,600
Deficit			
Canadian GAAP	$ (2,117,511)	$(1,963,970)	$(1,878,617)
Resource property expenditures (cumulative)	(820,300)	(841,777)	(739,209)
United States GAAP	$(2,937,811)	$(2,805,747)	$(2,617,826)

May 31, 2002

9. **Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") continued**

   b) **Marketable Securities**

   Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at May 31, 2001 would be $49,600 (2000 -$37,520; 2000 - $22,150) and the unrealized gain (loss) would be posted to shareholder's equity $12,080 (2001 - $14,070; 2000 - $77,900). There would be no impact on the consolidated statement of operations in 2000, however in 2001 the unrealized loss would not appear in the consolidated statement of operations rather as an adjustment to shareholders' equity, and in 2002 the unrealized gain would be posted to shareholder's equity.

   c) **Income Taxes**

   Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

* a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
* a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
* income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
    Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification. Breakdowns are required for the year-to-date period only Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's *Rules* requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
    Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
    Provide the following information for the year-to-date period:
    (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
    (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
    Provide the following information as at the end of the reporting period:
    (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
    (b) number and recorded value for shares issued and outstanding
    (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
    (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

FINSI-901F(Reverse) Rev.2000/12/19

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:

   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

   How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)
   BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

   Meeting the Form Requirements
   BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER

	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.	May 31, 2002	02/08/20

ISSUER'S ADDRESS

837 West Hastings Street, Suite 507

CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director	(604) 685-1017

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	www.towerhillmines.com

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▶ *"Anton (Tony) J. Drescher"*	Anton (Tony) J. Drescher	0 2 0 8 2 0

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▶ *"Norman J. Bonin"*	Norman J. Bonin	0 2 0 8 2 0

FINSI-901F(Reverse) Rev.2000/12/19

1.   A.   Deferred Exploration Expenses
   - See Note 4 – Mineral Properties

         B.   Aggregate amount of non-arms's length transactions
   - See Note 7 – Related Party Transactions

2.   A.   Securities issued during the period under review
   - See Note 5 – Share Capital

         B.   Options granted during the period under review
   - None

3.   A.   Share capital at end of quarter

             Authorized: 20,000,000 common shares with no par value
             Issued: 9,012,183 common shares

         B.   Options and warrants outstanding at end of quarter

             Options - none
             Warrants - none

4.   List of officers and directors as at May 31, 2002

         Officers: Anton J. Drescher – President; Donna Moroney – Secretary

         Directors: Anton J. Drescher; Norman J. Bonin; Roland Perkins

Schedule C: Management Discussion

1.   NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2002, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

2.   EQUITY FINANCING

During the fiscal year ended May 31, 2002 the Company did not complete any equity financings nor were any share purchase warrants or stock options exercised. No stock options were granted nor exercised during the year.

3.   EXPLORATION / PROPERTY UPDATE

a)   *Exploration Permits granted – Torngat exploration area – Northern Quebec*

During November 1999, the Company acquired a 100% interest in two Quebec Mineral Exploration Permits in the Torngat diamond exploration area of Northern Quebec for a total consideration of $11,100. Additional lease maintenance costs of $5,800 were paid during the fiscal year ended May 31, 2002 for a total to date of $27,750.

Permit 1467 covers 58 square kms. Permit 1487 covers 50.5 square kms. Both permits adjoin the kimberlite dyke-bearing property held by Twin Gold Corporation (TWGT).

The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis. One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. The Company incurred exploration costs totalling $2,190 (surveying) during the fiscal year ended May 31, 2002. The Company intends to carry out a follow-up sampling and mapping program. Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

b)   *Chinchaga Diamond and Metals Project – Northern Alberta*

During the year, the Company did not incur any exploration costs with regards to the Chinchaga Diamond and Metals Project, Northern Alberta. The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned for this property.

c)   *Siwash Creek Project – Similkameen Mining Division of British Columbia*

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects.

The 2001 drill program composed of five drill holes varying from 150 meters to 250 meters, AZ 0^{0} dip varying from -55^{0} to 65^{0} and are concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes were drilled in the mineralized granodiorite. This 5-hole program further extended the area of copper/silver/gold mineralization in the north-east corner of the property. All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock. All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1: 30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5. The most significant results are as follows:

DDH	N	E	AZ	DIP	L	FROM	TO	DIST	CU%
01-1	5000	5400	0	-57	150	64.0	125.5	61.5 M	0.297
01-2	4900	5600	0	-57	194	29.9	36.5	6.6 M	0.186
01-3	4850	5800	0	-57	200	54.6	56.9	2.3 M	2.073
01-4	5000	5800	0	-57	161	37.5	38.6	1.1 M	0.209
01-5	4780	6000	0	-57	186	91.3	94.0	2.7 M	1.295
						118.5	119.4	0.9 M	7.870
						Gold	0.9 M	3.56 Gr/T	
01-6	4780	6000	180	-57	163	71.3	75.5	4.2 M	0.810

Further exploration programs will depend upon evaluation of all information to date. Known mineralization has been located within an area 800 M east-west and 200 M north-south for a total of approximately 160,000 squares metres and still open.

During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237. British Columbia mining exploration tax credits of $2,838 have been received on these expenditures and an additional $14,670 has been recorded as a receivable. In addition, a payment of $12,500 was made to an optioner to maintain an option on a portion of the Company's Siwash Creek claim.

4.   **CORPORATE BUSINESS**

a)   General and Administrative costs for the year ended May 31, 2002 were $115,123 (2001: $102,402) representing an increase of $12,721. The majority of the increase in general and administrative expenses was due to an increase in stock exchange and filing fees of $16,581 to $21,338 for the fiscal year ended May 31, 2002 (2001: $14,757). This increase in stock exchange and filing fees was due to the Company's listing on the Berlin Stock Exchange and the Frankfurt Stock Exchange – the unofficial regulated markets under the trading symbol IW9. Included in the General and Administrative costs are $30,000 (2001: $30,000) in management fees and $4,900 (2001: $3,250) in professional fees paid to a company controlled by an individual who is a director of the Company. Interest income for the year ended May 31, 2002 was $11,572 compared to $24,961 for the year ended May 31, 2001. The decrease in interest income is a result of lower interest being earned on the Company's cash and cash equivalents.

b) The Company did not incur any specific expenditures relating to investor relations activities for the year ended May 31, 2002 and up to the date of this report. Investor relations activities were conducted in-house by management.

5. **SUBSEQUENT EVENTS**

The Company has convened its 2002 Annual General Meeting for Thursday, October 31, 2002.